

USPB UPDATE

Volume 11, Issue 9   www.uspremiumbeef.com   **September 17, 2007**

Company posts solid results

USPB Completes Fiscal Year 2007

By Steve Hunt, CEO

Fiscal year 2007 ended August 25 and, although year-end financial results are currently not available, we are encouraged by our company's performance during the first three quarters of the fiscal year—especially when compared to the U.S. processing industry as a whole.

For USPB members who delivered cattle, fiscal year 2007 was likely a very good year in terms of grid premiums earned. USPB paid a record average per head grid premium of $24.61 during the year on cattle delivered to our Kansas plants. USPB members delivered the largest number of cattle since fiscal year 2003 to those plants—more than 92% of their delivery obligations. Unitholders marketing

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In total, USPB paid more than $16.6 million in grid premiums, or $24.33 per head, during fiscal year 2007.

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cattle to our Brawley, CA, plant, delivered against 100% of their delivery rights during fiscal year 2007 and averaged $20.22 per head in grid premiums.

In total, USPB paid its members more than $16.6 million in grid premiums last year, or $24.33 per head, and our members delivered approximately 93% of their delivery obligations.

One of USPB's services to our unitholders is to facilitate the leasing of their delivery rights to other members in years where a unitholder cannot meet his or her delivery obligations. This service worked well for both parties as we were able to attract more high quality cattle. Members who leased delivery rights through the USPB facilitated program in fiscal year 2007 received average grid premiums of $31.30 per head which was $6.69 per head above the company average for cattle delivered to our Kansas plants. For more detail on 2007 cattle

…continued on page 4

Average per head grid premiums were highest in company history

A Summary of FY 2007 Kansas Cattle Performance

By Brian Bertelsen, Director of Field Operations

USPB members delivering to our Kansas plants earned record grid premiums of $24.61 per head during fiscal year 2007 which beat the previous record set in fiscal year 2002 by $2.22 per head (see Figure 1). Total grid premiums paid to USPB's Kansas deliverers this past year were the second highest ever at $15.7 million.

Likewise, premiums for the top 75%, 50% and 25% were also record high during fiscal year 2007. Value-added premiums for USDA Age



Figure 1. USPB Grid Premium--KS Plants, $/head

Year	$/head
F1998	$8.18
F1999	$15.90
F2000	$17.05
F2001	$18.59
F2002	$22.39
F2003	$15.89
F2004	$21.28
F2005	$16.73
F2006	$21.55
F2007	$24.61

and Source Verification (ASV) and Natural branded beef labels also generated record high premiums across all USPB Kansas plant cattle.

During fiscal year 2007, USPB paid age verified premiums ranging

…continued on page 2

Annual Meeting Set For Dec. 14

U.S. Premium Beef's annual meeting will be conducted in Kansas City, MO, at the Kansas City Airport Hilton (located at 8801 NW 112th Street) on December 14.

USPB and National Beef management will discuss financial and operating results as well as cattle performance during the meeting. USPB will also conduct Board of Director elections for three positions currently held by Mark Gardiner, Jerry Bohn and Doug Laue. All three directors have indicated they will seek re-election for another three year term.

Members wanting to make reservations should call the Hilton at 816-891-8900 and tell them they are with the "U.S. Premium Beef group". The USPB rate is $109 plus tax per night. ♦

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from $10 to $25 per head for qualifying cattle throughout the entire year. This accounted for an average of $2.38 per head in added premiums on USPB's Kansas plant cattle. Currently, the premium for age verified cattle is $25 per head. Table 1 lists the premium breakdown for the last four fiscal years.

This was also the first full fiscal year the NatureSource™ and Naturewell® branded programs were available to USPB members. These programs offer significant premiums for cattle that are raised "naturally" during the entire life of the animal or the last 120 days prior to harvest, respectively. Spread across all USPB Kansas cattle, these premiums added $1.90 per head. Currently, those programs offer a premium of either $9 or $1.75/cwt live, respectively, for qualifying cattle.

The USPB Benchmark Performance Table-KS Plants below compares cattle performance during the four most recent fiscal years as well as the most recent four weeks.

Quality Grades recovered significantly from the previous year record low levels. Percent Choice and higher increased by over four percentage points to return to a level comparable to fiscal years 2004 and 2005. The average also increased within carcasses graded by USDA nationwide, but not as significantly as USPB's cattle.

Within our own Kansas processing plants during fiscal year 2007, the relative difference between USPB cattle and those bought on the open market was the largest in company history. Compared to all cattle graded by USDA in Kansas packing plants, USPB cattle had over 13% more Choice and Prime carcasses which was greater than in fiscal year 2006, but similar to the previous five years.

Choice/Select spreads were the third highest in company history, but were $3.76 lower than the previous year record high. Prime premiums used on our grids were the second highest in USPB history.

Our members continue to deliver a high percentage of black hided cattle to our Kansas plants. During fiscal year 2007, over 74% were black—the highest in company history. As a result, 11.68% graded Certified Angus Beef® (CAB) which was the highest in the last four years.

This was a result of not only the increase in percentage of black cattle delivered, but also from a higher certification rate than in recent years. During fiscal year 2007, nearly 17% of the black hided cattle met all of the remaining specifications for the CAB brand. On January 29, 2007, some of the CAB brand specifications changed. Previously, carcasses had to have a USDA Yield Grade of 3.9 or less. Now, they must have a hot weight of less than 1,000 pounds, external backfat of less than one inch and a ribeye area between 10 and 16 square inches.

The percentage of USPB Kansas plant carcasses qualifying for the Black Canyon Premium (BCP) brand, formerly named National Angus Beef, was record high during

Table 1. Premium Breakdown–KS Plants

	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007
Quality Grade	$22.59	$12.55	$15.67	$15.94
Yield	$6.52	$10.26	$10.70	$9.45
Yield Grade	-$6.04	-$5.35	-$4.70	-$3.90
Outweights	-$1.79	-$2.31	-$2.14	-$2.73
Steer/Heifer	N/A	$1.28	$1.85	$1.54
Age Verified	N/A	$0.30	$0.17	$2.38
Natural	N/A	N/A	N/A	$1.93
Overall Prem.	**$21.28**	**$16.73**	**$21.55**	**$24.61**
Top 75% Prem.	$32.81	$25.84	$32.13	$36.18
Top 50% Prem.	$43.83	$33.93	$41.97	$46.55
Top 25% Prem.	$61.62	$45.92	$56.60	$62.79

USPB BENCHMARK PERFORMANCE TABLE–KS Plants

	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Last 4 Weeks (Aug.5-Sept. 1)	
	All	All	All	All	Base	Market
In Weight	716	723	728	652	633	695
Days Fed	158	159	156	159	145	168
Live Weight	1,224	1,243	1,246	1,245	1,246	1,271
Carcass Weight	779	791	798	795	803	818
Yield %	63.68	63.66	64.00	63.88	64.43	64.36
Prime %	2.69	2.67	1.77	2.49	2.52	0.83
Choice/better %	60.29	60.29	54.78	59.55	61.46	43.91
CAB %	11.41	11.31	9.21	11.68	15.40	6.18
BCP %	6.03	6.27	4.95	7.69	9.97	0.00
Ungraded %	3.07	2.55	2.49	2.85	3.28	5.74
Hard Bone %	0.63	0.48	0.53	0.71	0.54	0.31
YG1 %	5.81	7.70	7.01	5.37	5.26	7.68
YG2 %	32.80	34.56	33.23	31.35	31.57	36.66
YG3 %	50.52	45.47	44.65	48.11	49.67	47.21
YG4 %	9.90	11.06	13.55	13.43	12.10	7.39
YG5 %	0.97	1.21	1.55	1.73	1.40	1.06
Lightweight %	0.73	0.51	0.36	0.51	0.39	0.09
Heavyweight %	0.79	1.30	1.29	1.61	1.95	3.11
Premium	**$21.28**	**$16.73**	**$21.55**	**$24.61**	**$27.97**	**$3.22**
CH/SE Spread	$13.73	$6.82	$14.07	$10.31	$5.86	$5.86
Black-hided %	71.14	73.18	71.97	74.12	76.62	63.43

fiscal year 2007. This was due to both the increase in black hided cattle and a change in some of the specifications. Previously, carcasses had to be Yield Grade 3.9 or lower. After September, 2006, the Yield Grade specification was removed entirely allowing more carcasses to qualify for this brand.

The Yield, or dressing percentage, of USPB Kansas plant cattle was very similar to the company average for its entire ten year history. However, seasonally, yields were significantly lower in January, February and March due to severe winter storms throughout much of the plains—especially in areas located North of our processing plants in Southwest Kansas.

Winter weather had a very profound effect on carcass performance during fiscal year 2007. Actual yields for USPB's Kansas plant cattle were about 1% lower than the year before. This caused the Yield benefit to be about $3 per head lower than the same period the year before. The percent Choice or better dropped steadily each week from a high in early January of 65% through the end of February to as low as 50%. In May through August, our percent Choice was significantly better than the prior year.

Also during January through March, Ungraded percentage increased from about 1.5%, which was similar to the prior year, to about 3.5%. Ungraded is made up of primarily USDA Standard quality grade and Dark Cutting carcasses which jumped from a typical 0.5% to nearly 1.25% in just a week's time and then decreased to normal levels over the following six weeks.

Live weights were the second highest and carcass weights were the third highest in company history. Placement weights were eleven pounds lighter than the previous year, but the average days on feed was eight days longer making it the largest in company history. Total feedlot gain as calculated from the live pay weight and the placement weight was also record high during fiscal year 2007 and ten pounds greater than the previous year. As a result, the total outweight discount was the largest on record. Heavyweight discounts were higher during November and December while Lightweights were greater during February through April which was likely related to the winter storms.

The percentage of USPB Yield Grade 4 carcasses at our Kansas plants was similar to the previous year and Yield Grade 5 carcasses reached record high levels in fiscal year 2007. However, the actual Yield Grade discounts per head decreased for the fourth consecutive year. This is due to the fact that the industry has been producing more Yield Grade 4 and 5 carcasses. Nationwide, Yield Grade 4's and 5's have increased every year for the last ten years. Likewise, plant averages from cattle purchased on the open market by National Beef also reached record high levels in fiscal year 2007. The USPB grids compare members' cattle to those purchased on the open market. That relative difference between USPB and plant average was the smallest in five years which is why total discounts have decreased.

*In next month's **UPDATE** we will cover USPB cattle performance at our Brawley plant during fiscal year 2007 and also specific results for our Base, Market and Brawley grids last year. If you have questions about carcass grid performance, please call me at 866-877-2525.*♦

Unit Sales Increase Over FY 2006 Levels

The number of linked Class A and Class B units sold by USPB unitholders during fiscal year 2007 was the largest number traded since fiscal year 2002. Unitholders sold 36,237 linked units in fiscal year 2007, or 4.9% of the total outstanding linked units owned by USPB unitholders. That compares to 6,700 linked units sold from one unitholder to another during fiscal year 2006.

The average price paid for a linked Class A and Class B unit during fiscal year 2007 dropped slightly from previous year levels averaging $130.84 compared to $134.07 per linked unit in 2006. That was a 2.4% decrease in price year-to-year.♦

Make Reservations For Natural Grid Cattle

USPB continues to accept reservations for cattle into its Naturewell® Natural Beef and NatureSource™ Natural Angus Beef programs. We encourage members who want to deliver cattle into these programs to **consign them up to 120 days prior to delivery** in order to determine program availability.

Our processing company needs time to approve the feedyard based on geography and annual marketing potential of natural cattle. For more information call USPB at 866-877-2525.♦

USPB Offers EID Rebate

USPB continues to offer its members an electronic identification (EID) tag rebate. Members who market cattle through our company with EID tags of any ISO approved brand and purchased from any supplier are eligible to receive a rebate of $1 per tag. To receive the rebate members must send their grade detail reports to USPB within 90 days of the cattle delivery date.♦

Did You Know...

√ If you need to lease delivery rights to market additional cattle through USPB, call our office at 866-877-2525.♦

USPB Non-Conditional Unit Trade Report

	FY 2007 Trades	Most Recent Trade
# Units Traded	36,237	250
Avg. Price/Unit	$130.84	$130.00

USPB Completes Fiscal Year 2007… *continued from page 1*

performance see ***A Summary of Fiscal Year 2007 Cattle Performance*** in this issue.

Relative to the historical performance of the beef processing industry, the past 24 to 36 months have been among the most challenging in several decades. Fiscal year 2007 was difficult for U.S. beef processors primarily because of the ongoing effects of a restricted export market and excess capacity relative to cattle supplies in this country. However, our processing company continued to generate cash flows that enabled us to keep our plants in peak competitive condition which has helped our employees run them at very efficient levels while improving the quality of our product offerings.

We also continue to work to add more value to much of the beef and byproducts we process. We were once again the number one exporter of fresh chilled and frozen beef to Japan which is in part due to attracting cattle which qualified for the $25 per head age verified premium. Owning the Brawley plant, with its proximity to ports serving our export markets and the fact that a high percentage of cattle processed in that plant are age verified, has benefited our efforts to market more product to Japan and South Korea. In fiscal year 2007, we opened an office in Beijing, China, which we believe will help us increase exports to our Far East markets in the coming years.

Our processing company, National Beef, holds a 14% market share in the U.S. fed beef processing sector. We are also the leading U.S. beef processor in the production of natural beef products with our NatureSource™ Natural Angus Beef, Naturewell® Natural Beef and Vintage™ Natural Beef products.

USPB unit values decreased slightly this past year, with most recent trades occurring at $130 per linked unit. While our company has performed well compared to the competition in the processing industry there are other factors such as lack of fed cattle market access issues that also affect our unit value. For more information on unit sales see ***Unit Sales Increase Over Fiscal Year 2006 Levels*** on page 3.

However, our benefits of offering multiple grid options and timely individual carcass data in addition to providing guaranteed market access continue to serve our members well. Our focus has not changed. As the cattle cycle moves towards expansion of the nation's cowherd, these fundamental benefits of USPB, along with a return to more normal earnings from our processing company, will continue to make USPB an attractive investment and cattle delivery option.

We remain committed to generating more value out of our unique integrated food system. I encourage you to attend our annual meeting on December 14 in Kansas City for a complete look at fiscal year 2007 financial results as well as a more detailed analysis of your company's plans for fiscal year 2008 and beyond. ♦

Choice/Select Spread Stays Narrow

USDA's Choice/Select spread has remained constant during much of the past three months. During August it was below the long-term average. However, quality grade premiums, at $16.98 per head, were still a significant contributor to overall grid premiums during the week of September 1, which was the most recent week of completed USPB data available at press time. ♦


USDA Weekly Choice/Select Spread
01-05 AVG
2006
2007
$/cwt, carcass basis
$24
$20
$16
$12
$8
$4
$0
1-Jan
1-Feb
1-Mar
1-Apr
1-May
1-Jun
1-Jul
1-Aug
1-Sep
1-Oct
1-Nov
1-Dec

ADDRESS SERVICE REQUESTED

U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195

Presort First Class
US Postage Paid
Kansas City, MO
Permit #6412